Ascendant Alternative Strategies, LLC

**Statement of Financial Condition
And
Report of Independent Registered Public Accounting Firm**

December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69769

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Ascendant Alternative Strategies, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 West 24th Street, 4th Floor
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Martino 212-651-4820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





AFFIRMATION

I, Mark Martino, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascendant Alternative Strategies, LLC, as of December 31, 2018, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Executive Officer

5/3/2019

Notary Public

IVAN AARON BUDD
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BU6309113
Qualified in New York County
My Commission Expires 03-14-2021

This report ** contains (check all applicable boxes):

- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENDANT ALTERNATIVE STRATEGIES, LLC

Index
December 31, 2018

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Ascendant Alternative Strategies, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ascendant Alternative Strategies, LLC as of December 31, 2018 and the related notes (collectively referred to as the “financial statement”). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ascendant Alternative Strategies, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ascendant Alternative Strategies, LLC’s management. Our responsibility is to express an opinion on Ascendant Alternative Strategies, LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ascendant Alternative Strategies, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Ascendant Alternative Strategies, LLC’s auditor since 2019.
New York, New York
May 9, 2019

PrimeGlobal

1

ASCENDANT ALTERNATIVE STRATEGIES, LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	985,613
Profit participation fee receivable		714,815
Commission receivable		150,000
Prepaid expenses and other assets		72,357
Total Assets	$	1,922,785
Liabilities and Members' Equity		
Liabilities		
Payout payable to registered representatives	$	1,424,188
Accrued expenses and other liabilities		108,550
Total Liabilities		1,532,738
Members' equity		390,047
Total Liabilities and Members' Equity	$	1,922,785

The accompanying notes are an integral part of this financial statement.

ASCENDANT ALTERNATIVE STRATEGIES, LLC

Notes to the Financial Statement
December 31, 2018

1. Organization and Business Description

Organization

Ascendant Alternative Strategies, LLC (the "Company") a Delaware limited liability company, was formed on April 11, 2016. Effective March 13, 2017, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

The members of the Company are MR Ranger LLC and DJ Partners, LLC each a Delaware limited liability company formed in accordance with the Delaware Limited Liability Company Act on April 11th and 12th 2016, respectively. Mark D. Martino is the sole member of MR Ranger LLC and David Gentile and Jeffrey Schneider are the members of DJ Partners, LLC. The profit and loss sharing percentages between MR Ranger LLC and DJ Partners, LLC is 33.33% and 66.67%, respectively.

Business Description

The Company was formed to act as a wholesaling broker-dealer, selling interests in various types of direct investment products, including, without limitation, private real estate investment programs and operating businesses. The Company may also act in the capacity of placement agent or finder in private placements of equity or fixed income securities and in the sale of limited partnership in real estate or private operating companies to other broker-dealers or to institutional or accredited investors.

2. Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws. Since the Company is a limited liability company, no income taxes are incurred by the Company as all earnings and losses flow directly to the Members. However, the Company is subject to Texas Franchise Tax and the New York City Unincorporated Business Tax.

The Company complies with U.S. GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when

necessary, to reduce deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense, if assessed.

In accordance with U.S. GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Cash

Cash consists of cash deposits held in an account at a major financial institution and therefore are subject to credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits. At December 31, 2018, the Company's cash deposits exceed the FDIC limit by $735,613.

Commissions Receivable & Profit Participation Fees Receivable

The Company carries its commissions receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on history of past write-offs, collections and current credit conditions. As of December 31, 2018, no allowance for doubtful accounts was necessary. At December 31, 2017, the Company had receivables for commissions and participation fees of $329,778 and $724,204, respectively.

Fair Value of Financial Assets and Liabilities

The carrying amount of the Company's assets and liabilities presented in the accompanying statement of financial condition which qualify as financial instruments under Financial Accounting Standards ("FASB") ASC Topic 825, Financial Instruments, approximates the fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

The Company values equity securities that are traded on national exchanges at their last reported sales price. The Company generally values equity securities traded in the OTC markets and listed securities for which no sale was reported on that date their last reported bid price if held long, and last reported ask price if sold short. To the extent that equity securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Equity securities traded on inactive markets or valued by reference to similar instruments are

generally categorized in Level 2 of the fair value hierarchy. The Company did not have any equity securities measured at fair value as of December 31, 2018

The Company values warrants that are traded on an exchange at their last reported sales price. The Company values OTC warrants using the Black-Scholes options pricing model, which takes into account the contract terms (including strike price and contract maturity) and multiple inputs (including time value, volatility, equity prices, interest rates and currency rates). Warrants that are traded on an exchange in an active market are generally classified in Level 1 of the fair value hierarchy. Warrants that are traded on the OTC market are generally classified in Level 2 or 3 of the fair value hierarchy. The Company did not have any warrants that are traded on exchanges. The Company did not have any warrants measured at fair value as of December 31, 2018.

The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, fees receivable, and accrued expenses. During the year ended December 31, 2018, the Company received stocks and warrants in the amount of $665,985 as compensation for various deals that is included in commissions revenue in the statement of operations. These stocks and warrants were paid out to registered representatives in the amount of $665,985 and are included in the commission expense in the statement of operations. The stocks and warrants were received and paid out on the same date. The stocks were valued at their last reported sales price. The warrants were valued using the Black-Scholes options pricing model.

3.   **Related Party Transactions**

GPB is an affiliate of the Company, as a result of common ownership. David Gentile is the CEO and owner of 100% of GPB and through DJ Partners, LLC is an indirect owner of the Company. David Gentile has no operational authority with respect to the Company.

ACL is an affiliate of the Company through common ownership. Jeffry Schneider is the sole owner of ACL and through DJ Partners, LLC is an indirect owner of the Company. Jeffry Schneider is also a managing member of the Company.

The Company has an agreement with GPB as the exclusive dealer manager for GPB's funds. The Company earns commissions revenue from this agreement. Additionally, GPB has engaged the Company as financial advisor on a number of acquisitions. The Company earned Acquisition fees revenue from these engagements.

ACL provides services to GPB for marketing, event planning, administration, client services and other support services. The Company, as agent for ACL, receives payment from GPB for the services ACL provides to GBP and passes 100% of these payments, upon receipt, to ACL. For the year ended December 31, 2018 the Company received $7,038,995 from GBP and paid $7,038,995 to ACL.

Effective March 15, 2018 the Company amended its expense sharing agreement with GPB, dated June 3, 2016. In accordance with the terms of the amended expense sharing agreement the Company pays GPB for facilities and services including rent, shared spaces, maintenance, utility usage and internet connectivity.

The SEC is currently conducting an investigation of GPB. The Company is not a target of this investigation however, on October 4, 2018, it received a subpoena from the SEC to provide information and documents in connection with this investigation. The Company has complied with

the subpoena's requests and through May 9, 2019, the date the financial statements were available to be issued, the Company has not received any further requests from the SEC. Effective June 30, 2018 the Company halted new capital raising for GPB.

4.   Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 and 2/3 of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $304,190 that was $202,007 in excess of its required net capital of $102,183. The Company's percentage of aggregate indebtedness to net capital is 504% at December 31, 2018.

The Company does not hold funds or securities for, or owe money or securities to, customers and operates pursuant to the exemptive provision of SEC Rule 15c3-3(k)(2)(i). 17 C.F.R.§240.15c3-3(k)(2)(i). The Company is, accordingly, exempt from the remaining provisions of Rule 15c3-3, including the requirements to reduce securities to possession or control and to make reserve bank account computations.

5.   Contingencies

In the normal course of business, the management of the Company, will consult with legal counsel, if it believes that there are any issues which might have a material effect on the financial condition of the Company. There are no issues to report.

The Company is currently not subject to any litigation, claims or assessment by regulatory or other governmental agencies, or any other third parties.

6.   Derivative Instruments

The Company received warrants in the equity of certain companies relating to their commissions revenue activities. A warrant is a security that entitles the holder to buy stock of the company that issued it at a specified price with a pre-determined time period. A warrant has exposure and potential gain based upon the company's share price. The Company mitigates its exposure by assigning these warrants, simultaneous with their receipt by the Company to registered representatives as registered representative payouts.

The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an in-the-money warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless.

The Company could be exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk is the fair value of the contracts. The Company considers risk of loss from counterparty risk when determining the fair value of the warrants.

For the year ended December 31, 2018 the Company received and assigned 634,394 warrants with a notional value of $1,997,000. The Company recorded commission revenue and registered representative payouts of $665,985 on the statement of operations

7.   **Subsequent Events**

The Company has evaluated subsequent events through May 9, 2019, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statement.